SEC File Number:	00051458
CUSIP Number:	434711107

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2012
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

HOKU CORPORATION
Full Name of Registrant

Former Name if Applicable

1288 ALA MOANA BLVD., STE 220,
Address of Principal Executive Office (Street and Number)

HONOLULU, HAWAII 96814
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

As disclosed in a Current Report on Form 8-K (the “Form 8-K”) filed by Hoku Corporation (together with its subsidiaries, the “Company”) on June 29, 2012, which is incorporated herein by reference, on May 22, 2012, the Company announced that it was pursuing restructuring alternatives, and at this time the Company has limited cash and other resources.  Consequently, the Company has not and does not have sufficient resources to prepare its Annual Report on Form 10-K for the fiscal year ended March 31, 2012 (the “Form 10-K”).  Accordingly, the Company is not able to file the Form 10-K on or prior to June 29, 2012, the deadline for such filing under the rules and regulations of the Securities and Exchange Commission without unreasonable effort or expense. In addition, the Company does not expect to file the Form 10-K in the future due to its lack of resources.  The Company has provided certain updated business and financial information in the Form 8-K and intends to continue to provide updated information regarding its restructuring efforts as appropriate.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Keith Asato	808	682-7800
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒Yes ☐ No

	If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed above, the Company is not able to prepare and file the Form 10-K due to its lack of resources.  Accordingly, the Company is not able to provide any income or earnings statements for the fiscal year ended March 31, 2012.   As disclosed in Item 8.01 under “Financial Update” of the Form 8-K, the Company is providing the following unaudited consolidated balance sheets as of May 31, 2012 and March 31, 2012.

	May 31, 2012	March 31, 2012
Assets
Cash and cash equivalents	$5,795	$7,678
Accounts receivable	2,505	1,006
Inventory	2,351	2,367
Costs of uncompleted contracts	734	521
Prepaid expenses	2,025	2,800

Total current assets	13,410	14,372

Deferred cost of financing	465	490
Property, plant and equipment, net	656,499	654,995
Total assets	$670,374	$669,857

Liabilities and Equity
Accounts payable and accrued liabilities	$107,198	$99,107
Deferred revenue	290	726
Customer deposits	97,120	96,537
Notes payable – current	81,657	81,657
Other current liabilities	439	783

Total current liabilities	286,704	278,810

Related party notes payable, net	49,692	49,624
Notes payable	258,279	253,210
Long-term deposits – Hoku Materials	42,200	42,783

Total liabilities	636,875	624,427

Commitments and Contingencies
Stockholders’ equity:
Preferred stock, $0.001 par value. Authorized 5,000,000 shares; no shares issued and outstanding as of May 31, 2012 and March 31, 2012.	-	-
Common stock, $0.001 par value. Authorized 100,000,000 shares; issued and outstanding 55,299,505 and 55,299,507 shares as of May 31, 2012 andMarch 31, 2012, respectively.	55	55
Warrants for 11,196,581 shares of common stock as of May 31, 2012 and March 31, 2012.	14,269	14,269
Additional paid-in capital	116,227	116,173
Accumulated deficit	(97,672)	(85,663)

Total Hoku Corporation stockholders’ equity	32,879	44,834
Noncontrolling interest	620	596
Total equity	33,499	45,430
Total liabilities and equity	$670,374	$669,857

As of May 31, 2012, the Company had cash and cash equivalents of $5.8 million, other current assets of $7.6 million and current liabilities of $286.7 million (including $76.2 million of accounts payable at Hoku Materials, Inc.).  As of March 31, 2012, the Company had cash and cash equivalents of $7.7 million, other current assets of $6.7 million and current liabilities of $278.8 million (including $74.4 million of accounts payable at Hoku Materials, Inc.).

The unaudited financial statements presented in this Form 12b-25 have been compiled by the Company for the sole purpose of providing certain limited balance sheet information regarding the Company as of the dates stated above.  Such financial statements have not been reviewed or audited, nor any opinion with respect to their quality has been rendered, by any independent public registered accounting firm.  You are advised not to place undue reliance on such information in the investment of the Company’s securities.

HOKU CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	July 2, 2012	By	/s/ Xiaoming Yin
Xiaoming Yin
President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).